UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Kodiak Gas Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

50012A108

(CUSIP Number)

JONATHAN W. BYERS

Spartan Energy Partners LP

9595 Six Pines Drive, Suite 4000

The Woodlands, TX 77380

(281) 364-2279

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50012A108

1	Name of Reporting Person CSI Compressco Investment LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 300,073(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 300,073(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 300,073(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%(2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

Consists of common units (“OpCo Units”) in Kodiak Gas Services, LLC (“Kodiak Services”), a Delaware limited liability company and controlled subsidiary of Kodiak Gas Services, Inc. (the “Issuer”), each of which, together with the cancellation of an equal number of shares of Series A Preferred Stock (the “Series A Preferred Stock”) of the Issuer, is redeemable for one share of common stock, par value $0.01 per share (the “Common Stock”), of the Issuer, pursuant to the Sixth Amended and Restated Limited Liability Company Agreement of Kodiak Services (the “Kodiak Services LLC Agreement”).

(2)

Calculation pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and based on a total of 77,434,577 shares of Common Stock, of the Issuer outstanding as of March 4, 2024, as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 7, 2024, plus 6,785,712 shares of Common Stock issued on April 1, 2024 pursuant to the Mergers described herein.

CUSIP No. 50012A108

1	Name of Reporting Person Spartan Energy Holdco LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 941,913(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 941,913(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 941,913(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.1%(1)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

Consists of OpCo Units in Kodiak Services, each of which, together with the cancellation of an equal number of shares of Series A Preferred Stock, is redeemable for one share of Common Stock pursuant to the Kodiak Services LLC Agreement.

(2)

Calculation pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and based on a total of 77,434,577 shares of Common Stock, of the Issuer outstanding as of March 4, 2024, as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 7, 2024, plus 6,785,712 shares of Common Stock issued on April 1, 2024 pursuant to the Mergers described herein.

CUSIP No. 50012A108

1	Name of Reporting Person Spartan Energy Partners LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 5,546,953(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,546,953(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,546,953(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.2%(1)
14	Type of Reporting Person PN

(1)

Consists of OpCo Units in Kodiak Services, each of which together with the cancellation of an equal number of shares of Series A Preferred Stock, is redeemable for one share of Common Stock pursuant to the Kodiak Services LLC Agreement.

(2)

Calculation pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and based on a total of 77,434,577 shares of Common Stock of the Issuer outstanding as of March 4, 2024, as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 7, 2024, plus 6,785,712 shares of Common Stock issued on April 1, 2024 pursuant to the Mergers described herein.

CUSIP No. 50012A108

1	Name of Reporting Person Spartan Energy Partners GP LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 5,546,953(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,546,953(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,546,953(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.2%(1)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

Consists of OpCo Units in Kodiak Services, each of which, together with the cancellation of an equal number of shares of Series A Preferred Stock, is redeemable for one share of Common Stock pursuant to the Kodiak Services LLC Agreement.

(2)

Calculation pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and based on a total of 77,434,577 shares of Common Stock of the Issuer outstanding as of March 4, 2024, as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 7, 2024, plus 6,785,712 shares of Common Stock issued on April 1, 2024 pursuant to the Mergers described herein.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Kodiak Gas Services, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 9950 Woodloch Forest Drive, 19th Floor, The Woodlands, Texas 77380.

Item 2.	Identity and Background.

This Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

CSI Compressco Investment LLC (“CSI Investment”)

Spartan Energy Holdco LLC (“Spartan Holdco”)

Spartan Energy Partners LP (“Spartan LP”)

Spartan Energy Partners GP LLC (“Spartan GP”)

Each of the Reporting Persons is organized under the laws of the state of Delaware. The principal business address of each of the Reporting Persons is c/o Spartan Energy Partners LP, 1735 Hughes Landing Blvd., Suite 200, The Woodlands, TX 77380. The Reporting Persons are principally engaged in the business of providing oil and gas services.

The directors and the executive officers of Spartan GP (the “Related Persons”) are set forth in Schedule I hereto, including each Related Person’s present principal occupation, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons nor any Related Person (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 1, 2024, pursuant to the Merger Agreement (as defined below), the Reporting Persons received the OpCo Units and Series A Preferred Stock as consideration in the Mergers described in Item 4 of this Schedule 13D. The information in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction

On April 1, 2024 (the “Closing Date”), CSI Compressco LP, a Delaware limited partnership (the “Partnership”), completed the transactions contemplated by that certain Agreement and Plan of Merger, dated as of December 19, 2023 (the “Merger Agreement”), by and among the Issuer, Kodiak Gas Services, LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer (“Kodiak Services”), Kick Stock Merger Sub, LLC, a Delaware limited liability company and indirect, wholly owned subsidiary of the Issuer (“Stock Merger Sub”), Kick GP Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Kodiak Services (“GP Merger Sub”), Kick LP Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Kodiak Services (“Unit Merger Sub”), the Partnership, and CSI Compressco GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), whereby (a) Stock Merger Sub was merged with and into the Partnership (the “Initial LP Merger” and the effective time of such merger, the “Initial Effective Time”), with the Partnership surviving the Initial LP Merger (the “Initial LP Surviving Entity”), (b) following the Initial LP Merger, GP Merger Sub merged with and into the General Partner (the “GP Merger”), with the General Partner surviving the GP Merger as a direct, wholly-owned subsidiary of Kodiak Services and (c) Unit Merger Sub merged with and into the Initial LP Surviving Entity (the “Subsequent LP Merger” and, together with the Initial LP Merger and the GP Merger, the “Mergers”), with the Initial LP Surviving Entity surviving the Subsequent LP Merger as a wholly owned subsidiary of Kodiak Services.

At the Initial Effective Time and pursuant to the Initial LP Merger, each holder of a common unit representing limited partner interests in the Partnership (the “Partnership Common Units”) issued and outstanding immediately prior to the Initial Effective Time (other than the Partnership Common Units (a) held directly by the issuer, GP Merger Sub or LP Merger Sub or (b) held by the Electing Unitholders (as defined below)) received 0.086 (the “Exchange Ratio”) shares of Common Stock upon the automatic conversion of such Partnership Common Units. Each holder of Partnership Common Units that was both (i) an Accredited Investor (as defined in the Merger Agreement) and (ii) had negative tax capital in an absolute value of $50,000 or greater, was given the option to elect to receive as consideration for each Electing Unit, in lieu of a number of shares of Common Stock equal to the Exchange Ratio, a number of OpCo Units equal to the Exchange Ratio and an equal number of shares of Series A Preferred Stock (each unitholder making such an election, an “Electing Unitholder” and any Partnership Common Units held by such Electing Unitholders, “Electing Units”). The Reporting Persons elected to receive OpCo Units and shares of Series A Preferred Stock. Each OpCo Unit is redeemable for one share of Common Stock (together with the cancellation of one share of Series A Preferred Stock) pursuant to the terms of the Kodiak Services LLC Agreement.

At the effective time of the Subsequent LP Merger and the GP Merger (the “Subsequent Effective Time”), (a) pursuant to the GP Merger, all of the membership interests in the General Partner (the “GP Membership Interests”) held by Spartan Holdco were automatically cancelled, retired and ceased to exist for no consideration and (b) pursuant to the Subsequent LP Merger, (i) each Electing Unit issued and outstanding immediately prior to the Subsequent Effective Time was automatically cancelled, retired and ceased to exist and was automatically converted into the right to receive a number of OpCo Units equal to the Exchange Ratio and an equal number of shares of Series A Preferred Stock and (ii) the general partner interest in the Partnership held by the General Partner (the “Partnership GP Interest”) provided Spartan Holdco, as the former holder of the GP Membership Interests, with the right to receive 58,014 OpCo Units and shares of Series A Preferred Stock, which is the product equal to (A) the number of notional units representing the economic Partnership GP Interest in the Partnership multiplied by (B) the Exchange Ratio.

The foregoing summary of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 1 to this Schedule 13D and incorporated herein by reference. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of a specified date. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, and may be subject to standards of materiality, applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Issuer’s or the Partnership’s public disclosures.

Support and Lockup Agreements

As an inducement to the Issuer entering into the Merger Agreement, on December 19, 2023, each of Spartan LP, Merced Capital LP, Orvieto Partners, L.P. and the named executive officers of the General Partner (the “Supporting Unitholders”), beneficially owning 78,016,332 Partnership Common Units in the aggregate, entered into separate Support and Lockup Agreements with the Issuer, the General Partner and the Partnership (the “Support Agreements” and the Support Agreement between CSI Investment, Spartan LP, the Issuer, the General Partner and the Partnership, the “Spartan Support Agreement”). Pursuant to the Support Agreements, the Supporting Unitholders agreed to, among other things, promptly following the time when the Form S-4 has been declared effective by the SEC and the Supporting Unitholders have received from the Issuer a copy of the consent statement/prospectus included therein, execute and deliver a written consent covering all of such Supporting Unitholder’s Partnership Common Units approving each of the matters for which the Partnership is soliciting consents of the holders of Partnership Common Units in accordance with the Merger Agreement pursuant to the consent statement/prospectus. The Supporting Unitholders have also agreed to not transfer the Common Stock received in connection with the Mergers for 180 days from the closing of the Merger.

The foregoing summary of the Spartan Support Agreement is not complete and is qualified in its entirety by reference to the full text of the Spartan Support Agreement, a copy of which is attached as Exhibit 2 to this Schedule 13D and incorporated herein by reference. It is not intended to provide any other factual information about the parties or their respective subsidiaries and affiliates. The Spartan Support Agreement contains representations and warranties by each of the parties to the Spartan Support Agreement, which were made only for purposes of the Spartan Support Agreement and as of a specified date. The representations, warranties and covenants in the Spartan Support Agreement were made solely for the benefit of the parties to the Spartan Support Agreement, may be subject to limitations agreed upon by the contracting parties, and may be subject to standards of materiality, applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Spartan Support Agreement, which subsequent information may or may not be fully reflected in the Issuer’s public disclosures.

Kodiak Services LLC Agreement

On the Closing Date, the Issuer entered into the Kodiak Services LLC Agreement with Kodiak Services and the Electing Unitholders. Pursuant to the Kodiak Services LLC Agreement, following 180 days after the Closing Date and subject to certain limitations, including as to quantity and frequency, the holders of OpCo Units (other than the Issuer and its wholly owned subsidiaries) have the redemption right to cause Kodiak Services to redeem each of its OpCo Units for either, at Kodiak Services’ election, (i) an equivalent number of shares of Common Stock (together with the cancellation of one share of Series A Preferred Stock), subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions, or (ii) an equivalent amount of cash. Alternatively, upon the exercise of the redemption right, the Issuer (instead of Kodiak Services) will have the call right to, for administrative convenience, acquire each tendered OpCo Unit directly from the redeeming Electing Unitholder. Subject to certain exceptions in the Kodiak Services LLC Agreement, Electing Unitholders will not be able to sell, transfer or redeem OpCo Units and Series A Preferred Stock prior to 180 days following the Closing Date. Upon a change of control of the Issuer, Kodiak Services will have the right to require each holder of OpCo Units to exercise its redemption right with respect to some or all of such holder’s OpCo Units (together with a corresponding number of shares of Series A Preferred Stock). In the event that (i) the holders of OpCo Units (other than the Issuer and its wholly owned subsidiaries) beneficially own, in the aggregate, less than 1.5% of the then outstanding OpCo Units and (ii) shares of Common Stock are listed or admitted to trading on a national securities exchange, the Issuer will have the right, in its sole discretion, to require each holder of OpCo Units (other than the Issuer and its wholly owned subsidiaries) that beneficially owns less than 50,000 OpCo Units, to exercise its redemption right with respect to some or all of such holder’s OpCo Units (together with a corresponding number of shares of Series A Preferred Stock). Commencing on the fifth anniversary of the Closing Date, Kodiak Services will have the right to require each holder of OpCo Units to exercise its redemption right with respect to some or all of such holder’s OpCo Units (together with a corresponding number of shares of Series A Preferred Stock).

The foregoing summary of the Kodiak Services LLC Agreement is not complete and is qualified in its entirety by reference to the full text of the Kodiak Services LLC Agreement, a copy of which is attached as Exhibit 3 to this Schedule 13D and incorporated herein by reference.

Registration Rights Agreement

On the Closing Date, the Issuer entered into a registration rights agreement with the Electing Unitholders (the “Registration Rights Agreement”), pursuant to which, among other things, the Electing Unitholders, including the Reporting Persons, were granted customary rights to require the Issuer to file and maintain the effectiveness of a shelf registration statement with respect to the re-sale of the Common Stock received by the Electing Unitholders, including shares issued upon redemption of the OpCo Units, and under certain circumstances, to require the Issuer to undertake underwritten offerings of such Common Stock.

The foregoing summary of the Registration Rights Agreement is not complete and are qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached as Exhibit 4 to this Schedule 13D and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Amendment, the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 84,220,289 shares of Common Stock outstanding as of March 4, 2024, after giving effect to the issuance of Common Stock in the Mergers:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
CSI Compressco Investment LLC	300,073	0.3%	0	300,073	0	0.3%
Spartan Energy Holdco LLC	941,913	1.1%	0	941,913	0	1.1%
Spartan Energy Partners LP	5,546,953	6.2%	0	5,546,953	0	6.2%
Spartan Energy Partners GP LLC	5,546,953	6.2%	0	5,546,953	0	6.2%

CSI Investment is the record holder of 300,073 shares of Common Stock. Spartan Holdco is the record holder of 641,840 shares of Common Stock. Spartan LP is the record holder of 4,605,040 shares of Common Stock. Spartan Holdco is the sole member of CSI Investment. Spartan GP is the general partner of Spartan LP, which is the sole member of Spartan Holdco. As a result, each of Spartan Holdco, Spartan GP and Spartan LP may be deemed to share beneficial ownership of the Common Stock held by CSI Investment, and Spartan GP may be deemed to share beneficial ownership of the Common Stock held by Spartan LP and Spartan Holdco. Spartan GP is managed by a board of directors consisting of Ted A. Gardner and John E. Jackson. Each of the foregoing individuals disclaims beneficial ownership of the Common Stock held by CSI Investment and Spartan Holdco.

(c) During the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock, except as reported herein.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits

This Amendment supplements Item 7 of the Schedule 13D as follows:

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of December 19, 2023, by and among CSI Compressco LP, CSI Compressco GP LLC, Kick Stock Merger Sub, LLC, Kick GP Merger Sub, LLC, Kick LP Merger Sub, LLC and Kodiak Gas Services, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on December 19, 2023).

2	Support and Lockup Agreement, dated as of December 19, 2023, by and among Kodiak Gas Services, Inc., CSI Compressco LP, CSI Compressco Investments LLC, CSI Compressco GP LLC and Spartan Energy Partners LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 19, 2023).

3	Sixth Amended and Restated Limited Liability Company Agreement of Kodiak Gas Services, LLC, dated as of April 1, 2024 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 1, 2024)

4	Registration Rights Agreement, dated as of April 1, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 1, 2024)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2024

CSI Compressco Investments LLC

By: Spartan Energy Holdco LLC, its sole member

By:	/s/ Jonathan W. Byers
Name:	Jonathan W. Byers
Title:	Chief Financial Officer

Spartan Energy Holdco LLC

By: Spartan Energy Partners LP, its sole member
By: Spartan Energy Partners GP LLC, its general partner

By:	/s/ Jonathan W. Byers
Name:	Jonathan W. Byers
Title:	Chief Financial Officer

Spartan Energy Partners LP

By: Spartan Energy Partners GP LLC, its general partner

By:	/s/ Jonathan W. Byers
Name:	Jonathan W. Byers
Title:	Secretary

Spartan Energy Partners GP LLC

By:	/s/ Jonathan W. Byers
Name:	Jonathan W. Byers
Title:	Secretary

Schedule I

Set forth below is the name, position and present principal occupation of each of the directors and executive officers of Spartan Energy Partners GP LLC. Except as otherwise indicated, the business address of each of such persons is c/o Spartan Energy Partners LP, 1735 Hughes Landing Blvd., Suite 200, The Woodlands, TX 77380, and each such person is a citizen of the United States.

Name	Title	Present Principal Occupation
John E. Jackson	Chief Executive Officer and Director of Spartan Energy Partners GP LLC	Chief Executive Officer and Director of Spartan Energy Partners GP LLC

Jonathan W. Byers	Secretary of Spartan Energy Partners GP LLC	Secretary of Spartan Energy Partners GP LLC Chief Financial Officer

David L. Edelmaier	Chief Financial Officer of Spartan Energy Partners GP LLC	Chief Financial Officer of Spartan Energy Partners GP LLC

Robert W. Price	Chief Operating Officer of Spartan Energy Partners GP LLC	Chief Operating Officer of Spartan Energy Partners GP LLC

Ted A. Gardner	Director of Spartan Energy Partners GP LLC	Director of Spartan Energy Partners GP LLC

1